UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                    Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2022

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 1 December 2022	Announcement Director/PDMR Shareholding 1 December 2022
Announcement Transaction in Own Shares 1 December 2022	Announcement Transaction in Own Shares 2 December 2022
Announcement Transaction in Own Shares 5 December 2022	Announcement Transaction in Own Shares 6 December 2022
Announcement Transaction in Own Shares 7 December 2022	Announcement Transaction in Own Shares 8 December 2022
Announcement Transaction in Own Shares 9 December 2022	Announcement Director/PDMR Shareholding 12 December 2022
Announcement Director/PDMR Shareholding 12 December 2022	Announcement Director/PDMR Shareholding 12 December 2022
Announcement Transaction in Own Shares 12 December 2022	Announcement Publication of a Prospectus 13 December 2022
Announcement Transaction in Own Shares 13 December 2022	Announcement Director/PDMR Shareholding 14 December 2022
Announcement Transaction in Own Shares 14 December 2022	Announcement Director/PDMR Shareholding 15 December 2022
Announcement Transaction in Own Shares 15 December 2022	Announcement Transaction in Own Shares 16 December 2022
Announcement Transaction in Own Shares 19 December 2022	Announcement Transaction in Own Shares 20 December 2022
Announcement Transaction in Own Shares 21 December 2022	Announcement Transaction in Own Shares 22 December 2022
Announcement Transaction in Own Shares 28 December 2022	Announcement Transaction in Own Shares 28 December 2022
Announcement Transaction in Own Shares 29 December 2022

Diageo PLC – Total Voting Rights
Dated 1 December 2022

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2022 consisted of 2,487,298,274 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 213,662,915 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,273,635,359 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 December 2022

Diageo PLC – Director/PDMR Shareholding
Dated 1 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 1 December 2022, Ewan Andrew, Daniel Mobley, Dayalan Nayager and Louise Prashad exercised options over Ordinary shares of 28 101/108 pence each in the Company under the Diageo 2010 Sharesave Plan at an option price of £20.35 per share.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

1 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£20.35	442
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-01
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£20.35	294
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-01
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£20.35	1,031
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-01
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£20.35	1,031
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-01
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 1 December 2022

Diageo plc
Transaction in Own Shares
01 December 2022
Diageo plc ('Diageo') announces that on 01 December 2022 it has purchased 163,110 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 December 2022	163,110	3,880.00	3,828.00	3,857.41	XLON
01 December 2022	0	0.00	0.00	0.00	CHIX
01 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3443I_1-2022-12-1.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 2 December 2022

Diageo plc
Transaction in Own Shares
02 December 2022
Diageo plc ('Diageo') announces that on 02 December 2022 it has purchased 149,829 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 December 2022	149,829	3,855.50	3,813.00	3,840.17	XLON
02 December 2022	0	0.00	0.00	0.00	CHIX
02 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5033I_1-2022-12-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 5 December 2022

Diageo plc
Transaction in Own Shares
05 December 2022
Diageo plc ('Diageo') announces that on 05 December 2022 it has purchased 171,310 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 December 2022	171,310	3,840.00	3,797.00	3,819.91	XLON
05 December 2022	0	0.00	0.00	0.00	CHIX
05 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6633I_1-2022-12-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 6 December 2022

Diageo plc
Transaction in Own Shares
06 December 2022
Diageo plc ('Diageo') announces that on 06 December 2022 it has purchased 161,234 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 December 2022	161,234	3,860.00	3,825.00	3,840.77	XLON
06 December 2022	0	0.00	0.00	0.00	CHIX
06 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8135I_1-2022-12-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 7 December 2022

Diageo plc
Transaction in Own Shares
07 December 2022
Diageo plc ('Diageo') announces that on 07 December 2022 it has purchased 172,786 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 December 2022	172,786	3,852.50	3,812.00	3,834.81	XLON
07 December 2022	0	0.00	0.00	0.00	CHIX
07 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9696I_1-2022-12-7.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 8 December 2022

Diageo plc
Transaction in Own Shares
08 December 2022
Diageo plc ('Diageo') announces that on 08 December 2022 it has purchased 217,186 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 December 2022	217,186	3,823.00	3,718.00	3,772.10	XLON
08 December 2022	0	0.00	0.00	0.00	CHIX
08 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1320J_1-2022-12-8.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 9 December 2022

Diageo plc
Transaction in Own Shares
09 December 2022
Diageo plc ('Diageo') announces that on 09 December 2022 it has purchased 222,710 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 December 2022	222,710	3,780.50	3,725.50	3,744.84	XLON
09 December 2022	0	0.00	0.00	0.00	CHIX
09 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2825J_1-2022-12-9.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 12 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 December 2022, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary
12 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.34	222
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 12 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by John Kennedy on 9 December 2022:

·      exercise of options under The Diageo 2014 Long Term Incentive Plan; and
·      sale of American Depositary Shares

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary
12 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$104.93	4,500
		2.	$185.78	4,500
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-09
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 12 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 12 December 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary
12 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-12
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 12 December 2022

Diageo plc
Transaction in Own Shares
12 December 2022
Diageo plc ('Diageo') announces that on 12 December 2022 it has purchased 218,449 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 December 2022	218,449	3,749.50	3,715.00	3,736.14	XLON
12 December 2022	0	0.00	0.00	0.00	CHIX
12 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4437J_1-2022-12-12.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of a Prospectus
Dated 13 December 2022

13 December 2022

Publication of Listing Prospectus

On 24 October 2022, Diageo completed an SEC-registered $2.0 billion bond transaction consisting of $500 million 5.200% fixed rate notes due October 2025; $750 million 5.300% fixed rate notes due October 2027; and $750 million 5.500% fixed rate notes due January 2033 (the "Issuance"). Diageo announces that it has published a listing prospectus (the "Prospectus") in respect of the Issuance. The issuer of the notes was Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc.
The Prospectus was approved by the Financial Conduct Authority on 12 December 2022 and is available for viewing here:
http://www.rns-pdf.londonstockexchange.com/rns/5644J_1-2022-12-13.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  ..ENDS…….

For further information, please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andrew Ryan                                                                     +44 (0) 7803 854 842
Lucinda Baker                                                                    +44 (0) 7974 375 550
                                                                                              investor.relations@diageo.com
Media relations:
Global Press Office                                                           +44 (0) 7803 856 200
       press@diageo.com

DISCLAIMER

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of notes under the Prospectus may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any notes offered and sold under the Prospectus may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

Diageo has filed a registration statement with the United States Securities and Exchange Commission (SEC) for the offering of the notes to which this communication relates. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of notes in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the SEC by Diageo plc, Diageo Capital plc and Diageo Investment Corporation. The prospectus in that registration statement (which is different from the Prospectus) and the prospectus supplement and other documents Diageo has filed with the SEC contain information about Diageo and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Capital plc
LEI: 213800L23DJLALFC4O95

Diageo PLC – Transaction in Own Shares
Dated 13 December 2022

Diageo plc
Transaction in Own Shares
13 December 2022
Diageo plc ('Diageo') announces that on 13 December 2022 it has purchased 209,535 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 December 2022	209,535	3,777.50	3,696.50	3,744.02	XLON
13 December 2022	0	0.00	0.00	0.00	CHIX
13 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6042J_1-2022-12-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 14 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Claudia Schubert who participates in a dividend reinvestment plan, purchased American Depositary Shares in the Company in respect of the final dividend paid on 20 October 2022.

The notification below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary
14 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Claudia Schubert
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	American Depositary Shares purchased under a dividend reinvestment plan in respect of the final dividend paid on 20 October 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$168.23	57
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-10-25
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC –Transaction in Own Shares
Dated 14 December 2022

Diageo plc
Transaction in Own Shares
14 December 2022
Diageo plc ('Diageo') announces that on 14 December 2022 it has purchased 219,158 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 December 2022	219,158	3,766.50	3,699.50	3,738.22	XLON
14 December 2022	0	0.00	0.00	0.00	CHIX
14 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7508J_1-2022-12-14.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 15 December 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by Lavanya Chandrashekar:

·      sale of American Depositary Shares on 15 December 2022; and
·      purchase of American Depositary Shares on 15 December 2022.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary
15 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Sale of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$183.76	2,772
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-15
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$183.77	2,772
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-12-15
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 15 December 2022

Diageo plc
Transaction in Own Shares
15 December 2022
Diageo plc ('Diageo') announces that on 15 December 2022 it has purchased 273,818 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 December 2022	273,818	3,732.50	3,667.00	3,688.48	XLON
15 December 2022	0	0.00	0.00	0.00	CHIX
15 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9060J_1-2022-12-15.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 December 2022

Diageo plc
Transaction in Own Shares
16 December 2022
Diageo plc ('Diageo') announces that on 16 December 2022 it has purchased 364,020 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 December 2022	364,020	3,689.50	3,594.50	3,621.01	XLON
16 December 2022	0	0.00	0.00	0.00	CHIX
16 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0646K_1-2022-12-16.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 December 2022

Diageo plc
Transaction in Own Shares
19 December 2022
Diageo plc ('Diageo') announces that on 19 December 2022 it has purchased 317,802 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 December 2022	317,802	3,661.50	3,603.50	3,636.36	XLON
19 December 2022	0	0.00	0.00	0.00	CHIX
19 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2308K_1-2022-12-19.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 December 2022

Diageo plc
Transaction in Own Shares
20 December 2022
Diageo plc ('Diageo') announces that on 20 December 2022 it has purchased 302,162 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 December 2022	302,162	3,659.00	3,615.00	3,640.60	XLON
20 December 2022	0	0.00	0.00	0.00	CHIX
20 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3857K_1-2022-12-20.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 December 2022

Diageo plc
Transaction in Own Shares
21 December 2022
Diageo plc ('Diageo') announces that on 21 December 2022 it has purchased 253,886 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 December 2022	253,886	3,701.50	3,634.50	3,673.21	XLON
21 December 2022	0	0.00	0.00	0.00	CHIX
21 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5316K_1-2022-12-21.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 December 2022

Diageo plc
Transaction in Own Shares
22 December 2022
Diageo plc ('Diageo') announces that on 22 December 2022 it has purchased 259,066 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 December 2022	259,066	3,708.50	3,664.00	3,676.65	XLON
22 December 2022	0	0.00	0.00	0.00	CHIX
22 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.
A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6867K_1-2022-12-22.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 December 2022

Diageo plc
Transaction in Own Shares
23 December 2022
Diageo plc ('Diageo') announces that on 23 December 2022 it has purchased 138,092 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 December 2022	138,092	3,670.00	3,653.00	3,660.94	XLON
23 December 2022	0	0.00	0.00	0.00	CHIX
23 December 2022	0	0.00	0.00	0.00	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9537K_1-2022-12-23.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 December 2022

Diageo plc
Transaction in Own Shares
28 December 2022

Diageo plc ('Diageo') announces that on 28 December 2022 it has purchased 243,385 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 December 2022	243,385	3,687.50	3,657.50	3,667.97	XLON
28 December 2022	0	0.00	0.00	0.00	CHIX
28 December 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1244L_1-2022-12-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 December 2022

Diageo plc
Transaction in Own Shares
29 December 2022

Diageo plc ('Diageo') announces that on 29 December 2022 it has purchased 262,975 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 December 2022	262,975	3,674.00	3,608.00	3,656.85	XLON
29 December 2022	0	0.00	0.00	0.00	CHIX
29 December 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2546L_1-2022-12-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 3 January 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary